News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING ANNOUNCES 2006 FOURTH QUARTER
CASH DISTRIBUTION

CALGARY, December 6, 2006 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that the Trustees have declared a fourth quarter cash distribution of C$0.95 per unit to be paid on January 15, 2007 to unitholders of record on December 29, 2006.

The ex-distribution date is December 27, 2006. This distribution is for the period from
October 1, 2006 to December 31, 2006.

Management Appointment

The Trustees are pleased to announce the appointment of Boyd Payne to the position of President of Fording Canadian Coal Trust effective January 1, 2007.  Mr. Payne will succeed Jim Popowich who will retire on December 31, 2006. In addition to his role as President of the Trust, Mr. Payne will continue to lead the Elk Valley Coal Partnership as President and CEO.

Canadian Federal Government Proposed Changes to the Taxation of Income Trusts

On October 31, 2006, the Minister of Finance announced proposed changes to the taxation of income trusts. As Fording Canadian Coal Trust is an existing publicly traded income trust, these proposed changes would not come into effect until 2011. In the absence of specific detail on the proposed legislation, the effect of the proposed tax changes on the Trust is yet to be fully determined. The Trust will continue to pay close attention to this matter and any potential impact this may have on the Trust and its unitholders.

Tax Information for Cash Distributions

The information below is provided to assist unitholders in understanding the tax treatment of distributions paid by the Trust.

For unitholders resident in Canada, income distributed by the Trust will generally be treated as Trust income except where the income is sourced from capital gains realized by the Trust or from dividends received by the Trust. In these cases, the Trust intends to make appropriate designations in its tax returns so that the capital gains or dividends will retain their character when distributed to unitholders and will be subject to income tax accordingly. Distributions to unitholders made in a year that are greater than the net income of the Trust for the year will not be included in unitholders’ income but will be considered a return of capital and a reduction of the cost base of the units.

Income distributed by the Trust to non-residents of Canada will be subject to Canadian withholding tax of 25% subject to reduction under the provisions of any applicable tax treaty or conventions. Canadian withholding tax is generally 15% for U.S. holders.

The Trust is taxed as a corporation for U.S. tax purposes. Accordingly, distributions by the Trust will be considered foreign-source dividend income to the extent paid out of current or accumulated earnings and profits of the Trust, determined under U.S. income tax principles. Assuming that applicable unitholder-level requirements are met, these distributions are “qualified dividends,” eligible for taxation at reduced rates under recent U.S. federal income tax legislation. Payments in excess of current or accumulated earnings and profits will be applied first to reduce the cost base of the units and then as a capital gain should the cost base of the units be reduced to zero.

The Trust will issue a statement after the close of its fiscal year (December 31) that will provide information for Canadian and U.S. resident investors about the final characterization of the 2006 Trust distributions for income tax purposes.

Unitholders should consult their own tax advisors for advice with respect to the income tax consequences based on their particular circumstances.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is a leading producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of December 6, 2006 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Paul Armstrong

Director, Investor Relations

403-260-5215

Email: investors@fording.ca

Website: www.fording.ca